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                                                              EXHIBIT 4(g)(ii)


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                                                               CORPORATE/KEOGH
                                                                   401(a) PLAN
                                                                   ENDORSEMENT
                                                                       (GROUP)


We have issued this endorsement as part of the Certificate to which it is attached to be effective on the later of the Certificate Issue Date or the following date (if any):

Notwithstanding any provisions in the Certificate to the contrary:

    (a) The Certificate is issued to a trust or custodial account forming part of an employer's pension or profit-sharing plan qualified under
         Section 401 of the Internal Revenue Code. While the Certificate is in effect, You must continue to maintain the tax-qualified status of the plan. The Certificate does not reflect any plan provisions; it is simply an asset of the plan.

    (b) You may not designate a Contingent Annuitant, a Joint Certificate Owner, or a Beneficiary. You are the Beneficiary.

    (c) If You do not designate an Annuitant because the initial payment to the Certificate represents the unallocated interests of multiple participants under the plan, then You may apply a partial withdrawal amount either to a non-transferable Annuity Option payable to a participant or to a non-transferable Joint and Survivor Annuity Option payable to a participant and his or her spouse. Other than the partial withdrawal option described above, You may not make any partial withdrawals from an Index Sub-Account under the Certificate.





Signed for the Company:____________________________________________
                                      Secretary

END.C/K(9)